EXHIBIT 99.1

Ruanyun Edai Technology Launches YeeZo University AI Content Training Program

University-to-industry initiative launches as China reports nearly 49 million higher-education learners, 602 million generative-AI users and a RMB 1.29 trillion online-audiovisual market

NANCHANG, China, Aug. 05, 2026 (GLOBE NEWSWIRE) -- Ruanyun Edai Technology Inc. (NASDAQ: RYET) (“Ruanyun,” “RYET” or the “Company”), an AI-driven education technology company, today announced the official launch of the YeeZo University AI Content Training Program, a strategic initiative designed to connect university talent with the skills, workflows and production disciplines emerging around AI-generated content (AIGC).

The launch comes at the convergence of three large-scale shifts. China’s Ministry of Education reported 48.73 million learners across all forms of higher education in 2025 and expects 12.70 million college graduates in 2026. The China Internet Network Information Center reported 602 million generative-AI users at the end of 2025, up 141.7% from a year earlier.

The China Netcasting Services Association’s 2026 report placed the country’s online-audiovisual economy at nearly 1.1 billion users and RMB 1.29 trillion in 2025. More than 2 billion AI-generated video and audio items were produced during the year, over 14 times the prior-year volume.

The scale of AIGC output points to a growing capability gap. Tool access is expanding quickly, but professional content still depends on people who can develop ideas, structure stories, work in teams, manage rights and deliver to a defined standard. YeeZo is designed to help universities teach that production discipline.

Micro-short drama illustrates the speed of the opportunity. An industry white paper placed China’s market at approximately RMB 50.44 billion in 2024, up 34.9%. It is one of the fast-moving formats identified in RYET’s original YeeZo strategy.

YeeZo is not designed as another software course. Its proposition is to move AIGC training from tool demonstrations into production environments organized around stories, roles, deadlines, rights, review and delivery. Students can combine creative judgment with changing AI models while building portfolios and team experience.

“The market does not need millions of people who only know how to prompt a model. It needs storytellers, editors, producers, designers and entrepreneurs who can use AI inside disciplined workflows. Universities are where that workforce can be built at scale. YeeZo is our strategy for turning campus creativity into production capability - and, over time, into new teams, new ventures, new jobs and new economic activity,” said Maggie Fu, Chief Executive Officer of RYET.

For universities, YeeZo translates rapid technology change into industry-relevant teaching. For students, it creates a path from individual tools to the full content-development process. For industry, the longer-term opportunity is a new generation of AIGC creators, portfolios and production teams.

The program builds on the YeeZo workflow and orchestration platform introduced by RYET in May 2026 for AIGC storyboarding, content planning and multi-model production. It marks the official debut of RYET’s broader YeeZo education-to-industry strategy.

The strategy is built around four connected ideas:

●	Universities as talent engines: develop creative, technical and commercial capability at scale;

●	Classrooms as production environments: teach stories, roles, workflows, rights, review and delivery rather than isolated prompting;

●	Students as builders: help learners create portfolios, teams and the practical confidence to pursue work or enterprise; and

●	Campuses as industry nodes: over time, connect university capability with studios, platforms, brands and other sources of content demand.

“From campus talent to AIGC production” is the central idea for the YeeZo program. Through YeeZo, RYET aims to help universities build the productive capacity behind emerging digital industries. Specific university collaborations and operating milestones will be announced as they are finalized.

Market data: Third-party market and education data have not been independently verified by RYET. National totals provide context only and are not measures of YeeZo’s addressable market, participation, market share or revenue.

About YeeZo

YeeZo is RYET’s AI workflow and orchestration platform for AIGC storyboarding, content planning and multi-model production. The YeeZo University AI Content Training Program extends that platform approach into applied university learning, supervised production and the development of industry-relevant AIGC production skills.

About Ruanyun Edai Technology Inc.

Ruanyun Edai Technology Inc. is an AI-driven education technology company focused on intelligent content recognition, automated assessment and next-generation learning systems. The Company has historically developed and provided AI-enabled teaching, learning and assessment solutions, including smart homework, smart examination and digital education services.

Subject to shareholder approval and applicable corporate and regulatory processes, the Company plans to transition toward the Formind Group identity as part of its broader strategy to expand its AI education, language learning, institutional education support and global technology initiatives.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the development, launch and potential operation of the YeeZo University AI Content Training Program; the adaptation and use of YeeZo for university teaching and AI-generated content production; potential university collaborations, curriculum delivery, student participation and work, industry feedback and validation; possible pathways to professional opportunities, creative teams, graduate ventures, employment and economic activity; and the program’s potential market acceptance, commercialization and revenue.

Forward-looking statements are based on current expectations, estimates, assumptions and projections and are subject to risks and uncertainties that could cause actual results to differ materially. These risks include the Company’s ability to develop and operate the program and the YeeZo platform; attract and support universities, faculty and learners; enter into definitive agreements; integrate and rely on third-party AI models and tools; establish effective training, assessment, rights, safety, privacy and data-security practices; secure external participation and market acceptance; control costs; and execute its broader strategy, as well as other risks described in the Company’s filings with the U.S. Securities and Exchange Commission. There can be no assurance that the program will achieve its intended outcomes or generate revenue. The Company undertakes no obligation to update any forward-looking statement except as required by law.

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